Exhibit 99.3

ORION ENGINEERED CARBONS ANNOUNCES GENERAL MEETINGS

Houston, TX -February 28, 2019 -Orion Engineered Carbons S.A. (NYSE: OEC) (the Company), a worldwide supplier of specialty and high-performance Carbon Black, today announced that it will hold its Annual General Meeting of Shareholders on April 16, 2019. The Company will also hold an Extraordinary General Meeting of Shareholders on April 16, 2019. The Company has established March 11, 2019, as the record date for both meetings. The convening notice and agendas for the meetings as well as the proxy card for both General Meetings of Shareholders of the Company will together with further materials be published on the website of the Company (https://investor.orioncarbons.com/sec-filings).

The agenda for the Extraordinary General Meeting of Shareholders includes a resolution on the partial renewal of the Company’s authorized share capital for a period of five years. Pursuant to Luxembourg law, the shareholders of the Company may authorize unissued share capital and permit the Board of Directors to issue shares up to the maximum of this authorized amount of for a period not exceeding five years. The current authorized but unissued share capital totaling EUR 29,817,500 will expire on July 28, 2019. Accordingly, it is proposed that the Extraordinary General Meeting of shareholders approves the renewal of an authorized but unissued share capital now only in the amount of EUR 5,000,000, consisting of 5,000,000 common shares. This partial renewal of the authorized share capital will enable the continued granting, vesting or exercise of awards pursuant to the Company’s equity incentive plans.

The Board of Directors issued a report with respect to this resolution, which will be published on the website of the Company (https://investor.orioncarbons.com/sec-filings).

About Orion Engineered Carbons S.A.
Orion is a worldwide supplier of Carbon Black. Orion produces a broad range of Carbon Blacks that include high-performance Specialty Gas Blacks, Acetylene Blacks, Furnace Blacks, Lamp Blacks, Thermal Blacks and other Carbon Blacks that tint, colorize and enhance the performance of polymers, plastics, paints and coatings, inks and toners, textile fibers, adhesives and sealants, tires, and mechanical rubber goods such as automotive belts and hoses. Orion runs 14 global production sites and four Applied Technology Centers. The group has approximately 1,454 employees worldwide. For more information, please visit Orion’s website www.orioncarbons.com.

Contact
Orion Engineered Carbons S.A.
Investor Relations
Diana Downey, +1 832-589-2285
Investor-Relations@orioncarbons.com